Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

The Yield - EP 49 - The Role of Funds in Alternative Investing

SUMMARY KEYWORDS

fund, equities, alternatives, investment, people, yield, fixed income, return, investors, traditional, work, meaning, quarterly, offering, John, Prism, mutual fund industry, Jim, behalf, liquidity

SPEAKERS

James Jessee, Peter Kerr, William Riegel, John Siciliano

Peter Kerr 00:50

Good afternoon, and thanks for joining us today for a panel discussion around alternative investing and the Yieldstreet Prism Fund. In case we haven't met before, my name is Peter Kerr, and I'm the Director of Product Marketing here at Yieldstreet. I'm joined today by three members of the Yieldstreet Prism Fund's Board of Directors, John Siciliano, Bill Riegel, and Jim Jessee. John, Bill, Jim, thanks so much for joining us today. So let me first start with just a quick overview of the Yieldstreet Prism Fund, the Fund provides access to multiple alternative asset classes in a single investment. Currently, the Fund has investments in seven asset classes, including real estate, art finance, and legal finance, as well as many others. The Fund currently offers an 8% distribution rate[1] that is paid quarterly, and is open to all investors, regardless of your accreditation status, and with investment minimums of only $1,000. In addition, feel free to head to www.yieldstreetprismfund.com to learn more about the Fund during our conversation. And with that John, perhaps you could begin by introducing yourself and giving us a quick overview of your background.

John Siciliano 01:56

Great, Peter, thank you very much. I appreciate the opportunity to be here, as I know Jim and Bill do. To me the Prism Fund is an interesting opportunity to participate in the democratization of alternative products. I think what we've seen over the last number of years in the industry is a lack of opportunity to invest in alternative products other than at a large institutional level. And what you've begun to see over time is the opening by a number of firms, including folks like Apollo and Blackstone, and KKR, have products that are designed to allow greater participation. But I think with what Prism Fund has done that is ahead of its time in many ways is allow a direct-to-investor platform, which is one of the things that interested me, because my background has been historically in institutional asset management. I originally was on the distribution side for a firm that some of you may know called Dimensional Fund Advisors, which was basically what one would call enhanced index firm that started in the 80s and still is around today. And it was very successful, over half a trillion. I was CEO of New York Life's investment management business, and then spent a number of years at PricewaterhouseCoopers, overseeing global strategy and asset and wealth management. So with my background, I find this type of platform and product to be very interesting. And I think we all work hard and making sure that we're doing all the right things on behalf of our shareholders. So let me stop there and turn it over to Jim.

James Jessee 03:35
Thanks, John. Good afternoon, everyone. Happy to be part of the webinar today. So I spent 32 years of my career at a traditional mutual fund company, actually the oldest in America, based up in Boston called MFS, held a variety of different roles. But it was traditional stock funds, bond funds, global etc. As John has indicated, I think the idea of the growth of the alternative space, and the fact that now with vehicles, like the Prism Fund that are available for smaller investors, and not just the big institutions that John has mentioned, makes it very attractive. I retired about three years ago, and serve on this board as well as a couple of others in the industry, as well as doing some nonprofit work. So let me turn it over to you Bill.

William Riegel 04:23
Thank you very much. My name is Bill Riegel, I was until 2017, the Chief Investment Officer for TIAA, the insurance company's asset management division as the Chief Investment Officer, I oversaw all the investment functions, both on the equity and fixed income side and more importantly, on the alternative side. TIAA has a very robust investment platform that has over the years taken advantage of alternatives, like the ones that the Prism Fund utilizes and it was in my capacity as the Chief Investment Officer that I really came to appreciate what those assets can do for a portfolio over time. Certainly, it was a great benefit for TIAA and from what I've seen at the Prism Fund, they have a very, very robust staff. And what was one of the reasons that I was very interested in joining as a director. So, at this point, I'll turn it back to Peter.

Peter Kerr 05:22
Yeah, thank you. And maybe John, if you could quickly just give our webinar attendees an understanding of what role the board does, and what the board is.

John Siciliano 05:31
The three of us represent the shareholders' or the investors' interests, and we are objective and unaffiliated with Yieldstreet. In other words, we're not on Yieldstreet's payroll, we are on the Fund's payroll. And we are basically working at and on behalf of those who've invested in the Fund. And what this means is we do not make the actual investment decisions, rather Yieldstreet is what's called an advisor to the Fund, The advisor is appointed by the board, meaning the three of us, to undertake the ongoing management of the Fund, which includes the investment process, monitoring the investments, and overseeing the valuation, it doesn't mean that we aren't in a position quarterly, where we have to accept or reject what is presented to us. But it means that we are sitting there on behalf of the investors trying to represent their interests as best we can.

James Jessee 06:31

John, if I could add to add to that, to me, that's one of the really attractive features is the governance structure. The US mutual fund industry basically came into being in 1940, with the Investment Company Act of 1940. And one of the really important features was that a Fund needed to have independent trustees doing exactly what John outlined. And I think it's why the mutual fund industry and in general, this country has grown done very well, is it there is a good structure of oversight to protect the people who are invested in the product.

William Riegel 07:03
I would add that John talked briefly about this about the investment aspect of the process. I think it's important to underscore that, that one of the key responsibilities we have as we work with management, is to make certain that we have a set of investment guidelines in place that govern how the Fund is invested and how and where risk is being taken in order to get return.

Peter Kerr 07:29
I think that's great color. I guess, just even taking a step back to talk about, since we've already started on the Fund, but maybe Bill you could actually walk us through for those that aren't familiar, we've talked a lot about alternative investments. And certainly, people are very familiar with equities and likely bonds or fixed income. But Bill, maybe you can enlighten us on what really are alternatives?

William Riegel 07:48
Well, it is one of those catch-all labels that encompass a whole variety of what are basically illiquid investments. And that runs the gamut from real estate, to collateralized fixed income, to as people who are familiar with the investments in the Prism Fund. Even investments in art, as well as in litigation finance. Generally speaking, if you talk to people who study the industry closely, they I believe, would posit that alternatives, as defined, should be able to deliver a real return above public equities of between 200 basis points on the low side that's 2% to as much as 6% or 8% on the highest side. So that's the sort of premium above public equities on a global basis that can be very attractive, obviously, that comes with some risk. But generally speaking, if you try to control it, it is a great way to augment a diversified portfolio. And one last aspect for alternatives as defined that I think it's important to call out is the fact that generally speaking, the return pattern or the way that those assets earn money over time, is less correlated with both equities and fixed income, meaning that they're going to give you that excess return hopefully in a distributed way that is different than the return pattern that you'd see in the public equity market.

James Jessee 09:29
Yeah, that's a good point Bill, because to me, especially with where we are in the traditional equity and bond markets, we're basically at historic highs. And so the diversification aspect that alternatives can bring to somebody's portfolio is very attractive, you tend to find you may own lots of different stocks, however, they kind of move more or less in the same direction. And I think for long term investors and diversification, the return stream that you represent is a big part of the attractiveness of alternatives.

John Siciliano 10:05

And Peter, as both Jim and Bill have referenced, historically, there's been a lack of liquidity in alternatives or multi asset products. So thinking of real estate, maritime, art financing, etc, all things that we're active in. And what people need to realize is that when you begin to invest directly in these types of securities, or through a fund like ours, which invests in these types of investment securities, that liquidity is not like it is, to Jim's point, when you buy a traditional equity or fixed income mutual fund, where you typically can get daily liquidity - in here we talk about yearly liquidity. And even at that not necessarily will everybody be offered liquidity every year who wants it. And the reason this is important for people to understand is because you disadvantage people who don't want liquidity if you accept too many people trying to exit the fund at one time. What that does is it disadvantages those who stay in the fund because it can impact the price negatively. So going into this kind of a fund, it's a great opportunity to get access to products that you might not otherwise get access to. But one needs to be aware that, there are different characteristics here than in a traditional 1940 Act mutual fund.

Peter Kerr 11:38

Yeah, when you think about constructing a fund, and you were to put maybe some more private and illiquid assets in it, in order to offer something along the lines of more frequent liquidity, you'd have to have a very large cash buffer, which also can, unfortunately, cause a little bit of cash drag within an investment vehicle like this. So one of the ways obviously, that funds similar to Prism and Prism as well is by offering these quarterly tender offers, essentially, for a portion of your shares that you're able to try to tender to exit the fund.

James Jessee 12:08

Your cash right now you're getting almost zero return. So you're right that is a big drag and pull too much to me.

Peter Kerr 12:13

And to that point, traditionally, when you think about constructing a portfolio, a lot of people are thinking about the traditional 60/40 model, right? And there's been a lot of discussion in the industry about what is the new 60/40, but traditionally, when Fed Funds was at roughly 5%, let's say the 10 year treasuries was yielding 5% or more pre global financial crisis, those were attractive returns, that tended to be uncorrelated to equities. And now, all of a sudden, with the 10 year trading at about 1.5%, I think earlier today, Fed Funds at 0%, that attractiveness, is a little bit less than it has in the past. So maybe Jim, you could kind of walk us through how one could think about using alternatives in the portfolio in this kind of new 60/40 concept?

James Jessee 12:55

Yeah, it's all about having the right allocation based on the individual's risk tolerance. A lot of that's going to be predicated by the age of the investor, the time horizon they have a generally that the theory being the more time you have, you can be more on the aggressive side. But to me, as I think about —you're right Peter, the 60/40 modeling was done in an entirely different fixed income environment. And, I think now you hear many times people say the alternative side very well could be 15, 20, 25% of portfolios — We find at the larger the large institutions, particularly endowment accounts of the major universities, many of them are heavily involved in alternatives, because they have basically an endless pocket time horizon. So, it's hard to make blanket statements. And it's not wise because everybody's situation is different. But I do think it can provide a nice potential increase to their return, and also give the diversification benefits for a long term investor.

Peter Kerr 14:01
And so John, we heard your story for why you joined the Prism board. But Jim and Bill, maybe you could expand on how come you all chose to join the board?

William Riegel 14:11
I mentioned it briefly, I became enamored or appreciative of what alternatives can do for a portfolio and for investors generally, in my time working at Teachers Insurance, as I suggested a very substantial portion of that company's general account, I think it was somewhere in the neighborhood of 20%, was allocated to alternatives as defined. And it was a very important engine, in terms of the overall return so that the company was able to generate on behalf of the participants who, generally speaking, were looking for support in fixed annuities. And so when Prism approached me, after I left TIAA retirement, about joining the board, I sat down and I talked to, obviously, the founders and some of the investment staff and was immediately struck by how capable and experienced they were, as they went about their respective tasks in each of the various verticals. And so that was one of the things that really sold me first of all on Prism as an investment and secondarily on joining as an independent board member in an oversight role, which is, a decision that is, is not easy in this day and age, because you obviously have to be very careful about who is managing money on others behalf. And so, taking that watchdog role is is not something you do easily. But I had to say that the confidence I developed over time in working with and talking to the investment staff was an important reason why I was willing to put my hand up and take advantage of what has been a very interesting investment opportunity and very interesting business opportunity as they as they expand the Fund and expand their platform at Yieldstreet.

James Jessee 16:14
Peter I would say, on my side during my career, I've worked very closely with the fund trustees at MFS, I would meet with them six, seven times a year. And I really saw the importance of that role and the fiduciary aspect on behalf of the shareholders. So it's one of the great features of the mutual fund industry and I thought it would be a good way for me to stay connected, even though I was retiring. I also met, like Bill, with the founders and senior management firm, their backgrounds were very impressive. I thought it was also very interesting that they had gone to approach going direct to the investor through the digital platform. So many of these other vehicles, you typically are going through a traditional advisor. And there's costs associated with that. So I liked the idea that we would be going directly to the public. And also do it in a vehicle that you didn't have to be an accredited investor. It's the traditional alternative space, you need a net worth of at least a million dollars, annual income of $200,000 to 300,000, depending whether you're filing a joint return, it's one of the great things with Prism is that for as little as $1,000 somebody can get in to take advantage of it.

Peter Kerr 17:40

Yeah, and Jim you mentioned your background at MFS, particularly distribution, and I know it's kind of briefly touched upon earlier, but how has the distribution of alternatives kind of changed over the last 10 or 15 years?

James Jessee 17:52

Well, there's definitely the companies that John referred to in his opening comments, the big players in the space, have definitely seen that their path to continue to grow, as they go to individuals, but the way that they're accessing it typically for the most part is through going through the broker dealer firms. So it's going to be an advisor with his or her clients, offering them but you're seeing a lot more product come to the market. And I do believe it's we're only scratching the surface of the potential there. But there's definitely more and more things that are being offered but not so much going digitally directly through the fund company.

Peter Kerr 18:34

That's great. So, John I think it was you that discussed earlier just talking a little bit more about, daily pricing versus non daily pricing. With private investments, they don't typically get priced on a daily basis. Can you maybe walk us through generally not specific to the fund, but how pricing does work in private investment?

John Siciliano 18:54

Well, basically, we have, or I should say, Yieldstreet, as the advisor has a process whereby the public securities because there are certain preferreds that are held in the fund so that cash that's not invested in the specified areas of focus for the fund is, at least in the yielding investment, those typically priced daily on an exchange. That's the easy part. The harder part is when you are investing in some of the other things that the fund invests in, such as art financing, or real estate, these need to be priced on a quarterly basis and that happens with a couple of parties involved. For one thing, Yieldstreet itself, as an advisor has a pricing committee and a way of evaluating it at the end of every quarter, in addition to which there's a third party firm that advises the board, that is a valuation firm. So they review the material that Yieldstreet provides. And so that is basically the best way that we know of and it conforms to what is I would characterize is traditional, from a regulatory requirement perspective, in order that one can come up with a value quarterly that is, in everybody's view, the best value overall. Now, the next thing you should ask then is okay, but there's this is a rolling offering in the sense that, we're taking on new investors in small amounts every week. So any variation in that price, week to week is going to be pretty much dependent on the public securities, the preferreds, that I mentioned, changing in value, now, the preferreds really don't change much in value, because they're more like debt instruments. But in this market environment, where there's still a lot of volatility around interest rates, and interest rate expectations, the preferreds have tended to move around a little bit more than they might have historically. Does that answer, Peter?

Peter Kerr 21:03

That also brings a lot of light, one of the questions we get asked most often at Yieldstreet around the Prism Fund, which is how come the NAV seems to move. And I think, to your point, one portion of that, as well as some of these investments do get priced on a quarterly basis, which might not cause a lot of intra-quarter price volatility, there are some other market securities that do get priced on a much more frequent basis, which can cause changes to the NAV. And then of course, there are distributions that do happen on a quarterly basis, that also do cause a proportional decline in the NAV as that distribution is paid out in cash.

And then so, Bill, we were kind of talking about some market expectations. I think it was discussed earlier that valuations for equities are a little bit more elevated than maybe they traditionally have been, so I was wondering if you could provide any insight given your background, as the CIO of TIAA, with how people can think about equity valuations at this point in time?

William Riegel 21:59
Well, generally speaking, as the value of securities rises relative to the earning stream, you get an increase in what's called the price earnings multiple or PE ratio. And there's been a lot of work been done over time, in particular by one professor at Yale, who's very well known who posited or estimated what equity returns could be over a forward looking 10 plus year period, based on the rolling averages of price earnings multiples for equities. And what that work shows is that the higher that price earnings multiple is, meaning the higher the valuation, the less the expected return can be over time. That doesn't mean that equity returns zero but it does mean that if the average expected return in real levels is on historically, let's say 6% to 8%, in the United States, there are some at this point in time, I believe, who look at current valuations, which are quite high relative to history, and have much lower expected return numbers. So there are figures that I've seen as low as three or four in real terms, at 5%. So that doesn't mean equities are necessarily going to deliver negative returns in my career, valuation in and of itself was never a signal to sell equities. But if you have a very long term timeframe, which I would encourage all investors to have, as they approach these markets, on average, you should expect US equities to generate far less of a return over the next 10 years than we've seen over the previous 10. So that's to segue into the next area of the discussion that makes the sort of premium, that alternatives can provide that much more interesting and valuable. Particularly if it occurs, and I left uncorrelated or in a way that does not relate to the way that equities would

James Jessee 24:16
And then if you jump over to the fixed income side, and Pete made reference to this earlier, the rates are so low, especially if you're buying US government securities. I remember when I came in the business, back in the mid 80s - 30 Year Treasury at times you're getting 15-16%. I remember people would tell me they'd never buy a municipal bond if it yielded under 10%. So now you fast forward to today and you got that 10 year Treasury, like I said, a little bit under 1.5% a 30 year treasuries like 2.2%? Now, there's an old rule of thumb in our business about how long or how quickly it takes to double your money called the rule of 70 days. So I was just playing around with it earlier, I think if you bought a 10 year debt to a 30 year Treasury, it's going to take you 33 years to double your money. For most people, unless you've already acquired or

have a lot of money, that's not going to get them to retirement, or be able to provide much income in retirement. So I do think it's about trying to figure out what are ways that you can augment returns, get better diversification because it's a challenge. Lots of asset classes going on but if you're trying to live off the interest income, there's not much there anymore.

Peter Kerr 25:30
My background is in fixed income, and I've got another stat for you: I saw, the high yield index is yielding 3.5% Wow. Which, these are below investment grade corporations that tend to be fairly large, but just an overall rating standpoint, these are companies rated, double B or below. And historically, you'd expect to see five to 12% yields generally speaking, depending on the timeframe, but certainly, that was the 10 year Treasury not even three years ago, so certainly a different environment to think about now.

James Jessee 26:01
So what's nicely called high yield is also known as junk. You're basically getting very little extra return to be investing in that part of the market. So you're absolutely correct.

John Siciliano 26:14
Well, I think the other thing too, Peter which makes your point as well is that the high yield market in 2008, was about a $300 Billion market today. It's $1.3 Trillion. And in interest rate environments like this, people tend to go for the Triple Cand below, which is, as you know, the riskiest part of the curve, and the one that punishes you the most when the world turns ugly. And so again, one of the things that's interesting about a fund like Prism or some of these other funds out there that invest in real estate infrastructure, litigation, settlements, art financing, whatever, is there just giving you, as Bill Riegel talked about a while ago, just, true diversification.[2]

Peter Kerr 27:00
Yeah, and for those that are curious about why this is going on, and what it really means, a lot of it is just what's kind of just generally termed the reach for yield in that people's liabilities tend to be in fixed dollar terms, and not necessarily in percentage terms. So if they had fixed liabilities on an annual basis of $100, and their fixed income portfolio used to give them $50, they made about 50%, of that living expense covered. Well, if that return on that fixed income now is going to give me $25, you've now got this big gap. So what maybe you used to be able to get from an investment-grade bond fund or other, now you'd have to go a little bit further out. And so it certainly does create a bit of a conundrum for people and certainly trying to find alternative sources of income can be very attractive and helped meet some of those funding gaps.

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[1] Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on May 13, 2021, to be paid on September 15, 2021, to stockholders of record as of September 8, 2021, and is based on the Fund's net asset value of $9.77 per share as of March 31, 2021. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may

be a return of the money you originally invested and represent a return of capital to you for tax purposes.

[2] The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified' product.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to person resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.